

ZING

Zing is building the next generation of **drone operations**

Community Round

INVEST IN **ZING DRONE SOLUTIONS**

Building the next generation of drone operations

zingdrones.com   St. Petersburg, FL   in f ⊙   Robotics   Technology   Marketplace   Subscription

Highlights

(1) $300K run rate in 2 months, growing 120% MoM

(2)   Sold out 1st batch, $80K in 5 months

(3)   600 unique customers, 350+ on waitlist

(4) Patent-pending hardware & automated software

(5) Partnered with Anheuser Busch, Brex, FAA & more

Featured Investor



Sue H
Invested $15,000 ⓘ

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Syndicate Lead

in

"As a lead Investor in Zing's crowdfunding campaign, I'm excited about Zing's potential to revolutionize many aspects of logistics.

One example is healthcare which urgently needs innovation to improve speed and efficiency. Imagine speeding the delivery of medical supplies, transporting blood more quickly, and helping those in rural communities improve their access to healthcare. Zing makes it possible.

Also, there are many many broad applications of Zing's "last mile" platform outside of healthcare. These include many types of e-commerce and rapid delivery of aid.

Both Ian and his Chief Innovation Officer, Grayson, demonstrate exceptional leadership and dedication. They quickly built the infrastructure needed to make this possible.

I believe in Zing's vision and the positive impact it can create. Zing has already experienced exciting growth but needs more capital to expand.

If it makes sense for your risk tolerance and investment goals, consider joining me in investing in a future where healthcare and e-commerce is faster.

efficient, and more affordable."

Our Team



Ian Annase Founder & CEO

Tampa Bay Inno 25 Under 25. FAA-certified pilot. Master's in Product Development.



Grayson Bertaina Chief Innovation Officer (CIO)

MIT Aerospace Engineering. FAA Certified Flight Instructor (CFI). Develops policy and planning for FAA Part 107 and 135 ops.



Aaron Adams Chief Operating Officer (COO)

Managing Director at Bonsai Energy Group. 19+ years in the solar industry. Led business operations for 6 startups: 3 exits, 1 merger.



Michael Zeng Head of Engineering

MIT Electrical Engineering, Computer Science. Led Zing products from idea to FAA approval & commercialization.



Thy Phan Marketing Manager

BS candidate at UCF. Digital Marketing Specialist.

Drone Delivery Services and FAA-Approved Products

Why Invest In Zing

Investing in Zing offers an entry into the rapidly expanding drone industry, highlighted by our innovative Z-RID Series that addresses urgent FAA regulations, showcasing our growth potential and market demand. Our significant revenue increase and leadership in drone delivery underscore our position at the forefront of a sector set for explosive growth. Your investment will accelerate our product innovation and expand our manufacturing capabilities for our revenue-generating Z-RID product. This strategic move aims to revolutionize last-mile logistics with scalable drone delivery solutions, placing you at the heart of the aerial logistics future. By supporting Zing, you're investing in a future where drone technology and regulatory compliance converge, amplifying our capacity to lead and expand in the drone delivery market.



Source: Shopify

The Z-RID Series

In 2023, Zing introduced two FAA-Approved Broadcast Modules to facilitate compliance with the new FAA Remote ID Regulation. Upcoming FAA regulations will require all drones to have a digital license plate (remote ID). Our latest product meets this requirement and enables over 600 customers today to comply with FAA regulations. On March 16th, all registered drone pilots must have an approved solution to meet the compliance requirement.



Why Now?
Two FAA-Approved Products
Remote ID Broadcast Modules (Digital License Plate For Drones)
FEDERAL AVIATION ADMINISTRATION
Z-RID
$249.99
Enterprise Model
Z-RID Lite
$84.99
Recreational Model

Revenue Growth

Since launching these new modules, Zing has seen a growing demand for our Z-RID product. The Month-over-Month revenue has increased significantly. With the approaching FAA deadline of March 16th, Zing anticipates continued revenue acceleration through and beyond the FAA deadline.

ZING
Why Now?
120%+ Month Over Month Revenue Growth



Subsidizing Drone Delivery Operations

The revenue Zing is achieving through Remote ID sales will be reinvested into the company to accelerate the implementation of turn-key drone delivery services. Companies like Walmart and Walgreens are beginning to operate drone deliveries at scale today, and our goal is to partner with similar corporate entities to bring drone delivery to the masses.

Business Model
Low-hanging fruit fuels our **long-term growth**

ZING

Remote ID Sales → subsidizes... → Delivery as a Service → to profitability → Delivery as a Service

Near-term opportunities in Remote ID are key to our long-term profitability.

The Growing Drone Delivery Market

The drone delivery market has been growing at a break-neck pace, with a 25x increase in drone deliveries completed from 2019 to 2022 (Sources: McKinsey, McKinsey). Zing has been performing drone delivery operations since our incorporation, and Zing knows what it takes to succeed. In Q2 of 2024, Zing is setting its sights on building a system that is both scalable and customizable to meet the needs of corporate clients.


Why Now?
Scaled ops becoming possible today
ZING
25x
34K
164K
507K
874K
2019
2020
2021
2022
Exponential Market Growth
1 Million+ Commercial Deliveries Projected 2023
Source: McKinsey

Note: Future projections are not guaranteed

Our Delivery Track Record

Zing can deliver the goods. Whether delivering FAA-approved products to customers on time or an AED in an emergency, Zing makes it happen. Our turn-key delivery system includes all the software, hardware, and infrastructure required for organizations to add drone delivery as a new service offering for last-mile logistics.


Solution
We can deliver at Zing
ZING
01 Incoming order
02 Package loading
03 Take off & cruise
04 Winch delivery to drone port
End-to-end drone delivery offered as an accessible, plug-in solution to restaurant, retail, and pharmaceuticals businesses.

Scalable Operations

Zing has built AI models that enable drones to understand their environment through camera and positioning systems. This computer vision technology allows a drone to drop off packages at precise locations and allows one drone pilot to monitor and manage multiple operations simultaneously. Zing has also developed patent-pending technology allowing drones to maintain safe operating distances through Remote ID tracking and communications.


Drone Deliveries
360° turnkey solution for effective last-mile deliveries
360°



The Drone Revolution

Today, over 350,000 FAA-licensed drone pilots and 800,000 drones are registered to fly in the United States. These drones perform commercial use cases, including delivery, inspections, and aerial photography. Drones are beginning to operate further distances and perform more advanced operations, and technology is needed to enable them to realize their full potential.

Zing - Leading The Way

Zing was started in 2018 with a vision. The founder, Ian Annase, was flying his new drone and looked down at the screen to see a neighborhood on one side and a restaurant on the other. He thought, what if I could use this drone to make a delivery, fly home, swap out the battery?

Over the past five years, Zing has built its reputation by performing dozens of drone delivery operations throughout the United States, from flying beignets over the Mississippi River in New Orleans to delivering a 'mic drop' to the top of the 700-foot Paramount World Center in Miami.

Through performing these drone operations and gaining a deep understanding of the regulations, the Zing team began to see opportunities in the market to build technology that would enable both drone operators and enterprises to realize the full potential of drones. One of these products is the Z-RID.

The Last-Mile Delivery Market

The last-mile delivery market around the globe is growing as more and

The last-mile delivery market around the globe is growing as more and more consumers demand fast and seamless delivery experiences. Drones can dramatically reduce delivery times by avoiding traffic while going directly to the destination as the crow flies.



Join Us

An exciting expansion era unfolds at Zing, marked by record-breaking revenue, an influx of new customers, and unprecedented opportunities. Every investment propels this momentum, fueling further growth through enhanced manufacturing and marketing efforts. Beyond acceleration, investors gain a front-row seat to the rewards of this surge, participating directly in creating intellectual property that paves the way for the next wave of autonomous mobility. This moment offers a rare chance to be part of a journey shaping the future, where contributions have a tangible impact on aerial logistics and technology innovation trajectory.

The attached Expansion Plan contains forward-looking projections that

are not guaranteed.

Downloads

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[Zing Drone Delivery Expansion Plan - 2024.pdf](#)

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[Zing - Company Summary v03.pdf](#)

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[Zing - Appendix Slides.pdf](#)